PROSPECTUS SUPPLEMENT NO. 2	Filed Pursuant to Rule 424(b)(3)
To Prospectus dated May 14, 2007	Registration No. 333-129842

Computer Software Innovations, Inc.

14,435,472 SHARES OF COMMON STOCK

This Prospectus Supplement supplements the Prospectus dated May 14, 2007, as amended and supplemented, relating to the offer and sale by the selling stockholder identified in the Prospectus of up to 14,435,472 shares of common stock of Computer Software Innovations, Inc. (the “Company”).

This Prospectus Supplement includes the Company’s Form 8-KSB filed with the Securities and Exchange Commission on June 1, 2007.

The information contained in the report included in this Prospectus Supplement is dated as of the period of such report. This Prospectus Supplement should be read in conjunction with the Prospectus dated May 14, 2007, as supplemented on May 25, 2007, which supplement is to be delivered with this Prospectus Supplement. This Prospectus Supplement is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement updates and supersedes the information contained in the Prospectus dated May 14, 2007, including any supplements or amendments thereto.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 2 is June 1, 2007.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 8-K

CURRENT REPORT PURSUANT

TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): May 29, 2007

COMPUTER SOFTWARE INNOVATIONS, INC.

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation)

000-51758	98-0216911
(Commission File Number)	(IRS Employer Identification No.)

900 East Main Street, Suite T, Easley, South Carolina	29640
(Address of principal executive offices)	(Zip Code)

(864) 855-3900

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.	Entry into a Material Definitive Agreement.

On May 29, 2007, the Company and RBC Centura Bank (the “Bank”) entered into an agreement extending the maturity date of the Commercial Promissory Note dated January 2, 2007 in the principal amount of $5,500,000 (the “Revolving Note”) to September 15, 2007. The terms of the agreement are memorialized in a Modification to Revolving Facility dated May 29, 2007 (the “Modification Agreement”), which is filed as Exhibit 10.1 and is incorporated herein by reference. The Bank’s commitment to extend the maturity date of the Revolving Note is evidenced by a Commitment Letter dated May 24, 2007 that was executed by the Company and the Bank on May 29, 2007. Pursuant to its terms, the Commitment Letter is superseded by the terms of the Modification Agreement and, to the extent unmodified, the Revolving Note and the Amended and Restated Loan and Security Agreement dated January 2, 2007 (the “Amended Loan Agreement”). The Commitment Letter is filed as Exhibit 10.2 and is incorporated herein by reference.

The Revolving Note and the Amended Loan Agreement (the “Loan Documents”) were originally disclosed in the Company’s Form 8-K filed on January 5, 2007 (the “January 2007 Form 8-K”) and described in Item 1.01(b) thereof. The descriptions of the Loan Documents in Item 1.01(b) of the January 2007 Form 8-K are incorporated herein by reference.

The Modification Agreement obligates the Company to continue to make monthly payments of interest on the same terms and conditions as it was required to make such payments prior to the original maturity date of the Revolving Note, or May 30, 2007. Other than the extended maturity date, the obligations of the parties under the Loan Documents remain unchanged.

Item 2.01.	Completion of Acquisition or Disposition of Assets.

In connection with the loan from the Bank governed by the Loan Documents, described in Item 1.01(b) of the Company’s January 2007 Form 8-K and which item is incorporated herein by reference, the Company pledged substantially all of its assets as security for the loan. The pledge of assets is now extended through September 15, 2007. The disclosure contained in Item 1.01 above is incorporated herein by reference.

Item 2.03.	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The loan arrangement evidenced by the Loan Documents has been extended by the Modification Agreement until September 15, 2007. The descriptions of the Loan Documents in Item 1.01(b) of the Company’s January 2007 Form 8-K are incorporated into this item by reference. Moreover, the disclosure contained in Item 1.01 above is incorporated herein by reference.

The Company’s revolving credit arrangement with the Bank is a facility under which we may borrow, repay and then reborrow. Advances and repayments under the credit facility occur daily, reflecting cash receipts and the Company’s working capital needs. Set forth below is the outstanding balance of the facility as of specific dates during the month of May, 2007. The balances reflect aggregate advances and paydowns that the Company deems material or significant. Such information from January 2, 2007 through May 9, 2007 was previously disclosed in the Company’s Form 10-QSB filed on May 15, 2007.

Date	Loan Balance
May 11, 2007	$2,239,000
May 15, 2007	1,734,000
May 21, 2007	1,950,000
May 22, 2007	1,723,000
May 25, 2007	2,458,000
May 29, 2007	2,799,000

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Item 3.03.	Material Modification to Rights of Security Holders.

Pursuant to the terms of the Amended Loan Agreement, the Company is prohibited from making any distributions (including any dividends on its common stock), or making any repurchases, retirements or redemptions of its capital stock, except to the extent there is no event of default either before or after any such distribution, repurchase or redemption, without the Bank’s consent. This prohibition has been extended until September 15, 2007. The description of the Amended Loan Agreement in Item 1.01(b) of the January 2007 Form 8-K is incorporated into this item by reference. Moreover, the disclosure contained in Item 1.01 above is incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

The following exhibits are filed or furnished as part of this report:

Exhibit Number	Description
10.1	Modification to Revolving Facility between Computer Software Innovations, Inc. and RBC Centura Bank dated May 29, 2007.

10.2	Commitment Letter between Computer Software Innovations, Inc. and RBC Centura Bank dated May 24, 2007.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COMPUTER SOFTWARE INNOVATIONS, INC.

By:	/s/ Nancy K. Hedrick
Name:	Nancy K. Hedrick
Title:	President and CEO

Dated: June 1, 2007

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EXHIBIT INDEX

Exhibit Number	Description
10.1	Modification to Revolving Facility between Computer Software Innovations, Inc. and RBC Centura Bank dated May 29, 2007.

10.2	Commitment Letter between Computer Software Innovations, Inc. and RBC Centura Bank dated May 24, 2007.

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Exhibit 10.1

MODIFICATION TO REVOLVING FACILITY

THIS MODIFICATION TO REVOLVING FACILITY (“Modification”) is made and entered into this 29th day of May, 2007 by and between Computer Software Innovations, Inc. (“Borrower”) and RBC Centura Bank (“Bank”).

This Modification is intended to modify the maturity date of that certain Commercial Promissory Note dated January 2, 2007 in the principal amount of Five Million Five Hundred Thousand and No/100ths ($5,500,000) (“Revolving Note”). Specifically, Section 2.2 of the Note shall be amended to reflect that the Maturity Date (as defined therein) shall be September 15, 2007.

All other terms contained in the Note, and in the Amended and Restated Loan and Security Agreement by and between Borrower and Bank dated January 2, 2007 (collectively, the “Loan Documents”), shall remain in full force and effect. All capitalized but undefined terms contained herein shall have the meanings ascribed to them in the Loan Documents. The Loan Documents are each and all hereby ratified and affirmed in all respects by the parties hereto, except as specifically amended or modified herein. It is expressly understood and agreed that: (a) except as expressly modified hereby, the Loan Documents shall remain in full force and effect and this Modification shall have no effect on the priority or validity of the liens set forth in or established by the Loan Documents; and (b) except as stated herein, Bank expressly reserves all rights as to recourse under the Loan Documents. Nothing set forth herein shall affect the priority or extent of the lien of any of the Loan Documents, nor, except as expressly set forth herein, release or change the liability of any party who may now be or after the date of this Modification become liable, primarily or secondarily, under the Loan Documents.

This Modification shall be binding upon and inure to the benefit of the parties and their respective heirs, legal representatives, successors and assigns, provided, however, that Borrower shall not assign this Modification, any of the Loan Documents, or any of its respective rights, interests, duties or obligations hereunder or thereunder in whole or in part without the prior written consent of Bank and that any such assignment (whether voluntary or by operation of law) without said consent shall be void. This Modification may be executed in any number of counterparts with the same effective as if all parties hereto had signed the same document. All such counterparts shall be construed together and shall constitute one instrument, but in making proof hereof it shall only be necessary to produce one such counterpart. It is the intention of the parties that this Modification and the Loan Documents be interpreted in a consistent manner; provided, however, in the event of any irreconcilable conflict in the provisions of this Modification and the provisions of the Loan Documents, the provisions of this Modification shall control.

IN WITNESS WHEREOF, the parties have caused this Modification to be executed with authority duly obtained, as of the date first written above.

BORROWER:

Computer Software Innovations, Inc.

By:	/s/ Nancy K. Hedrick
Nancy K. Hedrick, President, CEO

RBC Centura Bank

By:	/s/ Charles Arndt
Charles Arndt, Commercial Banker

Exhibit 10.2

531 South Main St. Greenville, SC 29601 864.282.1667 direct 864.282.1675 fax charles.arndt@rbc.com

May 24, 2007

Ms. Nancy Hedrick

Mr. David Dechant

Computer Software Innovations, Inc.

900 East Main St., Suite T

Easley, SC 29640

Dear Nancy and David:

RBC Centura Bank (“Bank”) is pleased to extend this commitment to extend the maturity date of the current Revolving Facility (the “Loan”) as described in this letter to the Borrower identified below. The extension of the Loan will be made on the terms and conditions set forth in this letter and any attachments to this letter. Bank’s commitment set forth in this letter shall be referred to as the “Commitment” and this letter shall be referred to as the “Commitment Letter.” Any capitalized terms shall have the meanings ascribed to them in the Amended and Restated Loan and Security Agreement dated January 2, 2007 and the Commercial Promissory Note dated January 2, 2007 related to this Loan.

1. General Terms.

Borrower	Computer Software Innovations, Inc. otherwise known as “CSI Technology Outfitters,” a Delaware Corporation.

Loan Amount	Up to Five Million Five Hundred Thousand Dollars ($5,500,000) as shown below.

Type of Loan	“Revolving Facility” – a revolving loan of up to Five Million Five Hundred Thousand Dollars ($5,500,000).

Purpose of Loan	The Revolving Facility shall be used to fund short-term working capital purposes of Borrower.

Interest Rate	Revolving Facility – Variable rate equal to “LIBOR” plus 250 basis points.

Payment Terms	Revolving Facility – Interest only monthly, maturing on 9-15-07. On or before maturity, Bank will make a “best effort” to provide a multi-year facility. Any renewal or extension will be based on Bank’s favorable review of Borrower’s financial performance.

Loan Advances	Revolving Facility - Advances under the Revolving Facility shall be based on a borrowing base and a certified borrowing base report. Bank will make advances to Borrower provided the outstanding balance under the Revolving Facility does not exceed the lesser of (i) the borrowing base which shall be comprised of eighty percent (80%) of Eligible Accounts, or (ii) the available amount under revolving facility.

“Eligible Accounts” means accounts of the Borrower, in which Borrower has the right to grant a

Computer Software Innovations, Inc.

May 24, 2007

security interest to Bank, that are in existence and have arisen in the ordinary course of Borrower’s business and that comply with all of Borrower’s representations and warranties to Bank set forth in the Amended and and Restated Loan and Security Agreement dated January 2, 2007, the Commercial Promissory Note dated January 2, 2007 related to this Loan, and the other Loan Documents; provided, the Bank may change the standards of eligibility by giving Borrower thirty (30) days’ prior written notice. Unless otherwise agreed to by Bank, Eligible Accounts shall not include the following: (i) the portion of accounts outstanding more than ninety days (90) after billing date (e-rate accounts shall be allowed to age up to one hundred twenty (120) days, (ii) all amounts due from any affiliate, (iii) bad or doubtful accounts, (iv) accounts subject to any security interest or other encumbrance ranking or capable of ranking in priority to the Bank’s security, (v) amount of all holdback, contra account or rights of setoff on the part of any account debtor, (vi) accounts of non-U.S. debtors, or (vii) any accounts which the Bank has previously advised to be ineligible. Exceptions may be granted to the above exclusions on a case by case basis.

Collateral	The Loan will be secured by valid, enforceable and perfected first priority liens and security interests in the following (“Collateral”): all of Borrower’s assets and property, including (without limitation) all of Borrower’s real estate, furniture, fixtures, equipment, accounts and accounts receivable, documents, instruments, securities and deposit accounts, equipment and machinery, and intangibles. The Loan will also be secured by valid, enforceable and perfected first priority liens and security interests in Borrower’s intellectual property, to the extent that such perfection and priority can be attained by the filing of financing statements with the South Carolina Secretary of State.

Fees and Expenses	No fee.

2. Covenants.

Financial Covenants	All financial covenants shall remain in place and enforceable.

Operating Covenants	Without prior written consent of the Bank, limitations on Borrower typically include, but are not limited to the following: Additional indebtedness (excluding approved acquisition debt), liens and security interests, loans, leases, excess compensation, reorganization, investments, repayment of subordinated debt, and acquisitions.

3. Other Conditions.

Reporting

“Monthly Financial Reporting” to be submitted no later than the 25th of each calendar month, and will include, for the prior month:

1) Company prepared income statement, balance sheet, cash flow statement;

2) Accounts Receivable aging and Borrowing Base report;

“Annual Financial Reporting” will include:

Computer Software Innovations, Inc.

May 24, 2007

1) Audit report for previous fiscal year, delivered within 120 days;

2) Budget, delivered within 30 days of fiscal year end;

3) Projections, operating plans, or other financial information (generally prepared by Borrower in the ordinary course of business) as Bank may reasonably request from time to time.

Banking Relationship	The Borrower agrees to maintain its principal depository, operating accounts, and lockbox accounts with Bank. Borrower agrees to transfer such accounts held outside of the Bank to RBC Centura.

Additional Requirements	Borrower shall satisfy all such other terms and conditions as Bank and its counsel deem necessary to ensure, among other things, the proper documentation of the Loan, the perfection of the liens and security interests in the Collateral and compliance with all laws and regulations applicable to Bank or Borrower relative to this proposal.

This commitment letter supercedes and replaces any prior discussions, term sheets or commitment letters relating to the terms of the extension of the Loan only. This commitment, when accepted, shall constitute the entire agreement between Borrower and Bank concerning the terms of the extension of the Loan only, and it may not be altered or amended unless agreed to in writing by Bank, or otherwise modified by the Loan Documents. The terms contained in this commitment letter shall be embodied in a Modification Agreement to be executed and delivered by Bank and Borrower. The terms of the Modification Agreement, and, to the extend unmodified, of the Amended and Restated Loan and Security Agreement dated January 2, 2007 and the Commercial Promissory Note dated January 2, 2007 relating to this Loan, shall supersede and replace the terms of this commitment letter. To the extent of an irreconcilable conflict between this commitment letter and the Loan Documents, the terms of the Loan Documents shall prevail.

Please indicate your acceptance of this commitment and the terms and conditions contained herein by executing the acceptance below and returning the executed letter to Bank. RBC Centura Bank would like to express our appreciation for the opportunity you have given us to be of service. We look forward to working with you in connection with the Loan.

Sincerely,

RBC CENTURA BANK

By:	/s/ Charles H. Arndt
Charles H. Arndt
Market Executive – Upstate SC

ACCEPTED AND AGREED TO:

Borrower:

Computer Software Innovations, Inc.

By:	/s/ Nancy K. Hedrick
Nancy K. Hedrick
President and Chief Executive Officer